October 10, 2023	Martin T. Schrier Direct Phone 305-704-5954 Direct Fax 786-220-0209 mschrier@cozen.com
VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: John Cannarella and Karl Hiller

Re:	Global Crossing Airlines Group Inc.

Form 10-K for the fiscal year ended December 31, 2023

Form 8-K Filed March 14, 2023

File No. 00-56-409

Dear Mr. Cannarella and Mr. Hiller:

On behalf of our client, Global Crossing Airlines Group Inc. (the “Company” or “GlobalX”), this letter sets forth the response of the Company to comments from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in a letter (the “Staff Letter”), dated October 5, 2023, related to financial disclosure in both the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 (the “Form 10-K”) and the Company’s Current Report on Form 8-K furnished March 14, 2023 (the “Form 8-K”).

For ease of reference, the headings and numbers of responses set forth below correspond to the headings and numbers in the Staff’s comments, and the Company has also set forth below, in bold and italics, the Company’s response. We also respectfully submit to the Staff for its consideration that the proposed disclosures be provided in our future filings.

Form 10-K for the Fiscal Year Ended December 31, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 24.

1.

We note that revisions proposed in response to prior comment 2 include a revenue variance analysis in which you attribute the change in revenues to increases in volume, indicating block hours increased 416% and average available aircraft increased 448%, though without identifying the effects of any changes in price. However, based on the information you have provided it appears that revenue per block hour of $11,204 for 2022 reflects an increase of 32% from revenue per block hour of $8,516 for 2021.

Please further expand your proposed revisions to more clearly address the requirements in item 303(b)(2)(iii) of Regulation S-K, to describe the extent to which changes in revenues are attributable to changes in prices and separately to changes in the volume or amount of goods or services being sold.

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305.704.5940  800.215.2137  305.704.5955 Fax  cozen.com

Mr. Cannarella and Mr. Hiller

United States Securities and Exchange Commission

October 10, 2023

RESPONSE: The Company notes the Staff’s comment and the Company will amend its Form 10-K to expand the disclosure by adding the table set forth below to provide more information and address the requirements.

There are three elements related to revenue variance: (1) the number of block hours flown, (2) the type contract the block hours are flown under (ACMI vs Charter) and (3) the price per block hour flown, ACMI and Charter. In looking at other comparable companies, we noted that Atlas; whose model is very similar to ours, addressed this by breaking out not only the number of hours, but also the number of hours operated under an ACMI contract and under a Charter contract (note we have added disclosures defining the difference between ACMI and Charter revenue).

	2022	2021	Inc/(Dec)	% Change
Operating Revenue
Charter	$73,318,834	$10,859,313	$62,459,520	575.2%
ACMI	13,374,760	2,212,760	11,162,000	504.4%
Other	10,416,610	1,220,399	9,196,212	753.5%

Total	97,110,205	14,292,472	82,817,733	579.5%

	2022	2021	Inc/(Dec)	% Change
Block Hours
Charter	$6,253	$1,004	$5,249	522.9%
ACMI	2,328	656	1,672	254.8%
Non Revenue	85	19	66	348.0%

Total	8,666	1,679	6,987	416.1%

	2022	2021	Inc/(Dec)	% Change
Revenue per Block Hour
Charter	11,726	10,818	908	8.4%
ACMI	5,744	3,372	2,373	70.4%
Total	10,103	7,874	2,229	28.3%

The total number of Charter block hours and ACMI block hours performed can be directly corelated to the availability of additional aircraft. The mix of ACMI and Charter block hours is largely driven by the type of customer and the customer preference which can vary.

Mr. Cannarella and Mr. Hiller

United States Securities and Exchange Commission

October 10, 2023

2022 Other income is primarily driven by a large ACMI contract that was not operated because the client was unable to secure proper regulatory approval in advance. Other elements of Other income include fuel surcharges, cancellation fees and liquidated damages from contracts terminated before the flight. This revenue is separated from Charter and ACMI revenue as including it would skew the results, limiting the value of the revenue per block hour information.

The revenue per block hour increased between 2021 and 2022 due to rising costs for maintenance and pilots that GlobalX was able to pass on to the customers and the impact of a general rising of rates year over year.

2.

We note that in response to prior comment three you proposed changes regarding specific adjustments related to your calculations of non-GAAP measures though did not address the concern of disclosing non-GAAP measures with greater prominence than GAAP measures.

For example, the headline and the first two paragraphs of your earnings release filed on Form 8-K on March 14, 2023, include a discussion of non-GAAP measures though do not include any comparable discussion of GAAP measures such as operating loss and net loss.

Please refrain from presenting non-GAAP measures, including any discussion and analysis of the non-GAAP measures, in advance of and in the absence of the most directly comparable GAAP measure and a corresponding discussion and analysis, in future earnings releases, investor presentations, and periodic reports.

You may refer to the answer to Question 102.10 of our Non-GAAP Compliance and Disclosure Interpretations at https://www.sec.gov/ Corp fin/non-gaap-financial-measures if you require further clarification. These requirements would also pertain to an earnings release headline or caption that includes a non-GAAP measure.

RESPONSE: The Company will refrain from disclosing in future earnings releases, investor presentations, and periodic reports non-GAAP measures, along with any discussion and analysis pertaining to these measures, in advance of and in the absence of the most directly comparable GAAP measure and a corresponding discussion and analysis.

3.

We note that revisions proposed in response to prior comment four include language stating that you believe it is important “...to highlight start-up expenses, creating an asset to support future revenue,” which seems to suggest the costs are both expensed and capitalized.

Please further revise this proposed disclosure to disassociate the term asset from your discussion of start-up costs that are being expensed.

RESPONSE: The Company notes the Staff’s comment and the Company will amend its Form 10-K to address. The Company revised its proposed disclosure to dissociate the term “asset,” as noted below:

In 2022, the Company made significant investments in new pilot training and salaries in connection with the initiation of its cargo and passenger’s operations of $0.7 million and $2.6 million during the three and twelve months ended December 31, 2022, respectively. These costs are reported in the financial statements in the Salaries, Wages and Benefits and under Other expenses. These costs represent the direct costs associated with the hiring and training of new flight crews required to operate additional aircraft scheduled to be delivered and does not include

Mr. Cannarella and Mr. Hiller

United States Securities and Exchange Commission

October 10, 2023

any required recurring training cost of existing flight crews, training due to attrition, any payments made to flight schools for referring pilots nor any of the costs associated with our leased flat panel flight simulator, which is used by all pilots. GlobalX believes it is important to highlight start-up expenses that create the infrastructure needed to support future revenue, allowing for a clearer understanding of our financial results. While we expect to continue to incur these start-up expenses as a percentage of the entire operating costs, we expect the costs to decrease in materiality.

4.

We note your response to prior comment five indicating you believe that EBITDAR is useful as it allows for the comparison of a normalized metric among different sized airlines that purchase and/or lease their aircraft. Please provide such clarification for investors in your future earnings releases.

RESPONSE: The Company notes the Staff’s comment. The Company will add the clarification that Company believes that EBITDAR is useful as it allows for the comparison of a normalized metric among different sized airlines that purchase and/or lease their aircraft in forthcoming earnings releases.

Liquidity and Capital Resources , page 25

5.	We note that revisions proposed in response to prior comment six indicate that additional projected aircraft in 2023 include four that are under LOI.

Please further clarify your use of the acronym and if this is a reference to a letter of intent, disclose the salient terms of the arrangement that are being contemplated, including the timeframe and a discussion of any uncertainties that will need to be resolved.

RESPONSE: The Company notes the Staff’s comment and the Company will amend its Form 10-K to address. The Company replaced the “LOI” acronym and expanded the disclosure, as noted below.

The Company has significant fixed and noncancelable lease commitments of aircraft, equipment and related maintenance checks. As of December 31, 2022, the Company had total of $0.6 million and $9.2 million due in the next 12 months of future minimum lease payments under finance and operating leases, respectively, and approximately $1.8 million in current portion of notes payable included in the current liabilities presented in the Company’s consolidated balance sheet. As of December 31, 2022, the Company had total of $2.7 million and $27.6 million due after 12 months from the balance sheet date of future minimum lease payments under finance and operating leases, respectively, and approximately $5.1 million in notes payable included in the non-current liabilities presented in the Company’s consolidated balance sheet. The Company finished 2022 with eight passenger aircraft and expects the aircraft fleet to increase to 12 passenger aircraft and 6 cargo aircraft by the end of 2023. In order to achieve the number of aircraft deliveries in 2023, the Company currently has eight aircraft under lease with partial or total deposits paid and four aircraft under binding agreements that are subject to execution of definitive lease documentation and fulfillment of certain closing conditions.

Mr. Cannarella and Mr. Hiller

United States Securities and Exchange Commission

October 10, 2023

Note 2—Basis of Presentation and Summary of Significant Accounting Policies Revenue Recognition , page 37.

6.	We note that you include certain draft disclosures addressing some but not all the concerns identified in prior comment eight. Please address the following.

•	Further revise to disclose any obligations for refunds or similar obligations pursuant to FASB ASC 606-10-50-12(d), or to clarify if there are none.

•	Disclose your policy of accounting for customer deposits to comply with FASB ASC 235-10-50-1; and

•	Clarify your rationale for distinguishing customer deposits from deferred revenue.

RESPONSE: The Company notes the Staff’s comment and the Company will amend its Form 10-K to address. The Company reviewed the guidance and will include the following disclosure:

“Customer Deposits” represent money we receive from our customers as a security deposit for their contract. The money will either be returned to the customer at the end of the contract or used for payment of any unpaid invoices/debts the customer has during the contract term.

“Deferred Revenue” represents revenue prepayments. Customers pay in advance of their flights and the funds are held as Deferred Revenue until the flight takes place. Charter customers typically pay a 10% deposit upon signing a contract and the remainder 30 days before the flight. If the contract is signed less than 30 days from the date of the flight, the entire amount is collected upon signing. ACMI customers typically pay 2 weeks in advance.

Thank you for your prompt attention to the Company’s response to the Staff’s comments to the Registration Statement. If you have any questions or comments regarding these responses or if you require any additional information, please feel free to contact Ryan Goepel, the Company’s Chief Financial Officer, at 786.751.8503, or me at 305.401.4199.

Sincerely,

/s/ Martin T. Schrier

Martin T. Schrier

cc:	Ryan Goepel, Global Crossing Airlines Group Inc.

Edward J. Wegel, Global Crossing Airlines Group Inc.

Robert Quick, RRBB